UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2020 (June 3, 2020)

PROFICIENT ALPHA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Nevada	001-38925	83-1505892
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 Wall St., 29th Floor New York, New York	10005
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (917) 289-0932

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PAAC	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	PAACW	The Nasdaq Stock Market LLC
Rights to receive one-tenth (1/10) of one share of Common Stock	PAACR	The Nasdaq Stock Market LLC
Units, each consisting of one share of Common Stock, one Warrant and one Right	PAACU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [ ]

Item 5.07	Submission of Matters to a Vote of Security Holders.

As previously reported, on March 10, 2020, Proficient Alpha Acquisition Corp. (the “Company”) entered into a Business Combination Agreement, dated as of March 10, 2020 (as amended, including as amended and restated by the First Amended and Restated Business Combination Agreement, dated as of May 12, 2020, the “Business Combination Agreement”) with Lion Financial Group Limited, a corporation organized under the laws of the British Virgin Islands (“Lion”), Lion Group Holding Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of Lion (“Pubco”), Lion MergerCo I, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco, the shareholders of Lion and the other parties thereto.

Merger Meeting

On June 3, 2020, the Company held a special meeting of stockholders (the “Merger Meeting”) with respect to the business combination with Lion contemplated by the Business Combination Agreement (the “Business Combination”). There were 14,467,000 shares of common stock of the Company issued and outstanding on April 27, 2020, the record date for the Merger Meeting. At the Merger Meeting, there were 10,977,994 shares present in person or by proxy, representing approximately 75.88% of the total shares outstanding as of the record date, which constituted a quorum.

The Company’s stockholders voted on the following proposals at the Merger Meeting, each of which was approved. The final vote tabulation for each proposal is set forth below.

1.	To approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.

For	Against	Abstentions	Broker Non-Votes
10,745,994	232,000	0	0

2.	To approve, for purposes of complying with applicable Nasdaq Stock Market LLC listing rules, the issuance of more than 20% of the Company’s issued and outstanding shares of common stock in financing transactions in connection with the proposed Business Combination.

For	Against	Abstentions	Broker Non-Votes
10,760,694	230,000	0	0

Extension Meeting

On June 3, 2020, the Company held a separate special meeting of stockholders (the “Extension Meeting”) to amend the Company’s amended and restated articles of incorporation (the “Charter Amendment”) to extend the date by which the Company has to consummate a Business Combination from June 3, 2020 to September 3, 2020 (the “Extension Amendment Proposal”). There were 14,467,000 shares of common stock of the Company issued and outstanding on April 27, 2020, the record date for the Extension Meeting. At the Extension Meeting, there were 9,998,749 shares present in person or by proxy, representing approximately 69.11% of the total shares outstanding as of the record date, which constituted a quorum.

The final voting results for the Extension Amendment Proposal were as follows:

For	Against	Abstain	Broker Non-Votes
8,745,745	1,253,004	0	0

Stockholders holding 11,049,426 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account (“Trust Account”). As a result, approximately $112.54 million (approximately $10.185 per share) will be removed from the Trust Account to pay such holders.

The Company filed the Charter Amendment with the Nevada Secretary of State on June 3, 2020. Copies of the Company’s amended and restated articles of incorporation and the Charter Amendment are attached hereto as Exhibits 3.1 and 3.2, respectively, and are incorporated by reference.

Item 8.01	Other Events

On June 4, 2020, the Company issued a press release announcing that the stockholders of the Company had approved the Business Combination Agreement and the transactions contemplated thereby and the extension of the deadline to consummate a business combination. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated by reference.

In connection with the Charter Amendment, Lion exercised its right under the Business Combination Agreement to extend the outside date of the Business Combination Agreement to July 3, 2020.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

3.1	Amended and Restated Articles of Incorporation of Proficient as filed with the Nevada Secretary of State on May 29, 2019 (incorporated by reference to Exhibit 3.1 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on June 4, 2019).
3.2	Certificate of Amendment to Amended and Restated Articles of Incorporation of Proficient as filed with the Nevada Secretary of State on June 3, 2020
99.1	Press Release, dated June 4, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 4, 2020

PROFICIENT ALPHA ACQUISITION CORP.

By:	/s/ Kin Sze
Name: Kin Sze
Title: Chief Executive Officer